1

VTEX 6-K

Exhibit 99.1

VTEX

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 26, 2023

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of VTEX (the “Company”) will be held on May 26, 2023 at 10:00 a.m. (Eastern Time) at Floor 4, Willow House Cricket Square, Grand Cayman, KY1-9010, Cayman Islands. Holders of record of the Company’s Class A common shares and the Class B common shares as of the Record Date (as defined below), are cordially invited to attend the AGM.

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.Proposal No. 1: to resolve, as an ordinary resolution, on the ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2022;

2.Proposal No. 2: to resolve, as an ordinary resolution, on the ratification of the appointment of PricewaterhouseCoopers Auditores Independentes Ltda. as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023.

The Board of Directors of the Company (the “Board”) has fixed the close of business on April 21, 2023 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2022 annual report for the fiscal year ended December 31, 2022 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 2, 2023 (the “2022 Form 20-F”). Shareholders may obtain a copy of the 2022 Form 20-F, free of charge, from the Company’s website at https://investors.vtex.com/ and on the SEC’s website (http://www.sec.gov) or by contacting the Company’s Investor Relations Department by email at investors@vtex.com.

The Board recommends that shareholders of the Company vote “FOR” the resolution at the AGM. Further details regarding the resolutions are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference) (the “Proxy Statement”).

Please read our Proxy Statement for important information on the resolution. Your vote is important. Whether or not you expect to attend the AGM, and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, Proxy Card and in our Proxy Statement.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a Proxy Card) must be received by us no later than 11:59 p.m., Eastern time, on May 25, 2023 to ensure your representation at our AGM.

2

By Order of the Board of Directors

/s/ Geraldo do Carmo Thomaz Júnior
Name: Geraldo do Carmo Thomaz Júnior
Title: Co-Chairman of the Board of Directors

/s/ Mariano Gomide de Faria
Name: Mariano Gomide de Faria
Title: Co-Chairman of the Board of Directors

Dated: April 26, 2023

Registered Office:
c/o Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
P.O. Box 10240
Grand Cayman
KY1-1002
Cayman Islands

3

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
VTEX SHAREHOLDER MEETING TO BE HELD ON MAY 26, 2023

Our Proxy Statement, our annual report on Form 20-F for the fiscal year ended December 31, 2022 as well as of our audited consolidated financial statements for the year ended December 31, 2022 and its respective notes, can be accessed, free of charge, on our investor relations website (https://www.investors.vtex.com/), and on the SEC’s website (http://www.sec.gov).

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com/ for registered shareholders and at www.proxyvote.com/ for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Exhibit 99.2

VTEX
Harbour Place
P.O. Box 10240
Grand Cayman
KY1-1002
Cayman Islands

PROXY STATEMENT

General

The board of directors of VTEX (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on May 26, 2023 at 10:00 a.m. (Eastern Time). The AGM will be held at Floor 4, Willow House Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

On or about April 26, 2023, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on our investor relations website (https://www.investors.vtex.com/), and on the SEC’s website (http://www.sec.gov)

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com/ for registered shareholders and at www.proxyvote.com/ for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on April 21, 2023, Cayman Islands time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 187,824,740 Common Shares were issued and outstanding, including 80,675,246 Class A Common Shares and 107,149,494 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by Proxy, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten (10) votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e., a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

On or about April 26, 2023, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your Notice of Internet Availability of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on May 25, 2023 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.voteproxy.com/ by inserting the control number on the Notice of Internet Availability of Proxy Materials or proxy card to be provided to you by AST. You may provide voting instructions by Internet or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by Internet, Proxy or in person at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com/ by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@vtex.com, or a duly executed proxy (via the Internet or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning

Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on May 25, 2023.

PROPOSAL 1:

RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.

The Company seeks shareholder approval and ratification of the Company’s 2022 financial statements which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2022. A copy of the Company’s 2022 financial statements is available on the “Financials” section of the Company’s website at https://investors.vtex.com/.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.